UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2013
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                               No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On May 17, 2013, Mr. Liang Yuan resigned from the Board of Directors with immediate effect due to personal reasons. In addition, Mr. Bailiang Zhang, who became ill in 2012, also resigned from the Board of Directors effective immediately due to his health concerns. Neither Mr. Yuan nor Mr. Zhang had any disputes with the Company at the time of their resignation.

The Board would like to thank Mr. Yuan and Mr. Zhang for their excellent service over the years.

Subsequently, the Board of Directors now consists of seven (7) members with no change to the membership of each of the committees.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

	By:	/s/ Gengchen Han
	Name:	Gengchen Han
	Title:	Chairman, President, and CEO

Date: May 23, 2013

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